SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 20, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS ISSUES NOTICE OF BREACH, NOTICE OF INTENT TO TERMINATE AND

NOTICE OF POSSESSORY LIEN TO A LEADING NOR FLASH MAKER IN THE US

Hsinchu, Taiwan, January 20, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced that on January 19, 2009 its wholly owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), delivered a notice of breach and notice of intent to terminate a service agreement with Spansion LLC (“Spansion”) in the U.S. pursuant to the terms of the service agreement. Spansion currently has an outstanding account receivable with ChipMOS Taiwan of approximately US$57 million of which approximately US$18 million is in default. The service agreement provides 30 days for Spansion to continue the agreement with a payment of the amount in default to ChipMOS Taiwan. ChipMOS Taiwan has also given Spansion notice that pursuant to Article 928 and Article 929 of the Taiwanese Civil Code it has obtained a statutory lien on the Spansion’s inventory and related equipment and materials currently in ChipMOS Taiwan’s possession. ChipMOS Taiwan reserves all of its rights and remedies available under the agreement and applicable law.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.